SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-A/A

(Amendment No. 1)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

RECON TECHNOLOGY, LTD

(Exact Name of Registrant as Specified in its Charter)

Cayman Islands	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

Room 601, 1 Shui’an South Street

Chaoyang District, Beijing, 100012

People’s Republic of China

+86 (10) 8494 5799

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Class A Ordinary Shares, $0.0925 par value per share	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates:  __________ (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act: None

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Explanatory Note

This Form 8-A/A is being filed to update the description of the shares of Recon Technology, Ltd, a Cayman Islands company (the “Company”), which were previously registered as the “Ordinary Shares, $0.0185 par value per share” under the Securities Exchange Act of 1934 pursuant to the Company’s Form 8-A filed on July 15, 2009.

On December 10, 2019, with its shareholders approval, the Company’s Board approved to effect a one-for-five reverse stock split of its ordinary shares (the “Reverse Stock Split”) with the market effective date of December 27, 2019, such that the number of the Company’s ordinary shares was decreased from 100,000,000 to 20,000,000 and the par value of each ordinary share was increased from US$0.0185 to US$0.0925.

On April 5, 2021, the Company held its annual general meeting to, among others, approve (i) a special resolution that the authorized share capital of the Company be amended from US$1,850,000 divided into 20,000,000 ordinary shares of a nominal or par value of US$0.0925 each (the “Ordinary Shares”), to US$15,725,000 divided into 150,000,000 Class A Class A Ordinary Shares of a nominal or par value of US$0.0925 each (the “Class A Ordinary Shares”), and 20,000,000 Class B Class A Ordinary Shares of a nominal or par value of US$0.0925 each, and (ii) a special resolution that the Third Amended and Restated Memorandum and Articles of Association of the Company to substitute the Second Amended and Restated Memorandum and Articles of Association.. On April 7, 2021, the Company filed the Third Amended and Restated Memorandum and Articles of Association with the Registrar of Companies of the Cayman Islands.

Item 1. Description of Registrant's Securities to be Registered.

The following is a summary of the rights of the Company’s Class A Ordinary Shares. This summary is not complete. For more detailed information, please refer to the Company’s Third Amended and Restated Articles of Association and Third Amended and Restated Memorandum of Association, copies of which were furnished as Exhibit 3.1 and Exhibit 3.2 to the Report on Form 6-K on April 6, 2021, and are incorporated by reference into this Form 8-A/A.

Our authorized share capital is US$15,725,000 divided into 150,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0925 each and 20,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0925 each, with power for the Company, insofar as is permitted by law, to issue any part of its capital with any preference, priority or special privilege. No shares have been issued with any preference in respect of dividends, or in respect of distributions of surplus assets upon winding up.

Holders of Class A Ordinary Shares are entitled to cast one vote for each share on all matters submitted to a vote of shareholders, including the election of directors and auditor. The holders of Class A Ordinary Shares are entitled to receive ratably all dividends, if any, as may be declared by the board of directors out of funds legally available therefor and subject to any preference of any then authorized and issued preferred shares. Such holders do not have any preemptive rights to subscribe for additional shares. All holders of Class A Ordinary Shares are entitled to share ratably in any assets distributed to shareholders upon the liquidation, dissolution or winding up of the Company, subject to any preference of any then authorized and issued preferred shares. All outstanding Class A Ordinary Shares are fully paid and non-assessable.

Limitations on the Right to Own Class A Ordinary Shares

There are no limitations on the right to own our Class A Ordinary Shares.

Changes in Capital

We may from time to time by ordinary resolution increase the share capital by such sum, to be divided into shares of such amount, as the resolution shall prescribe. An ordinary resolution is a resolution that must be approved either i) by a simple majority of the shareholders present and voting at a quorate meeting of shareholders (noting that such meeting will be quorate if shareholders holding one third of the issued and outstanding shares are present in person or by proxy) or ii) by a written resolution signed by all of the shareholders.. The new shares shall be subject to the same provisions with reference to the payment of calls, lien, transfer, transmission, forfeiture and otherwise as the shares in the current share capital. We may by ordinary resolution:

●	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

●	in many circumstances, sub-divide our existing shares, or any of them, into shares of smaller amount provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in the case of the share form which the reduced share is derived; and

●	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

We may by ordinary resolution reduce our authorized but unissued share capital.

We may by special resolution and subject to the provisions of Cayman Islands law, carry out a capital reduction. Our Third Amended and Restated Articles of Association provide that a special resolution is also required to reduce any capital redemption reserve fund. A special resolution is a resolution that must be approved by either i) by a two-thirds (2/3) majority of the shareholders present and voting at a quorate meeting of shareholders (noting that such meeting will be quorate if shareholders holding one third of the issued and outstanding shares are present in person or by proxy) or ii) by a written resolution signed by all of the shareholders, however a company’s Articles of Association may impose a higher threshold. Our Third Amended and Restated Articles of Association do not impose a higher threshold.

Corporation Governance

●	We have adopted NASDAQ-mandated corporate governance measures, including a board of directors comprised of a majority of independent directors. We have established an Audit Committee, a Nominating Committee and a Compensation Committee, and each committee is comprised solely of independent directors. We have also adopted a Code of Ethics and have taken other steps to ensure proper corporate governance.

●	Under Cayman Islands law, our Directors have a fiduciary duty to the Company. They have to act in good faith in their dealings with or on behalf of our company and exercise their powers and fulfill the duties of their office honestly. These duties have four essential elements: (i) a duty to act in good faith in the best interests of the Company; (ii) a duty not to personally profit from opportunities that arise from the office of director; (iii) a duty to avoid conflicts of interest; and (iv) a duty to exercise the powers of a director for the purpose for which such powers were intended.

●	Cayman Islands law and our Third Amended and Restated Articles of Association provide that shareholders may approve corporate matters by unanimous written (Ordinary or Special) resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

●	Cayman Islands law and our Third Amended and Restated Articles of Association allow our shareholders holding not less than one tenth (1/10) of the paid-up capital of the Company to requisition a shareholder’s meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings. However, our Third Amended and Restated Articles of Association require us to call such meetings.

●	Under our Third Amended and Restated Articles of Association, directors can be removed with cause or by the vote of holders of a two thirds majority of our shares, cast at a general meeting, or the unanimous written resolution of all shareholders.

●	All material related party transaction must be approved by our board of directors. Such material related party transactions must shall be made or entered into on bona fide terms in the best interests of the Company and not with the effect of constituting a fraud on the minority shareholders.

●	Under the Companies Law of the Cayman Islands and our Third Amended and Restated Articles of Association, our company may, provided the Company is able to pay its debts as they fall due, be voluntarily dissolved, liquidated or wound up only by the vote of holders of two-thirds of our shares voting at a meeting or by the unanimous written resolution of all shareholders. In addition, our company may be wound up by the Grand Court of the Cayman Islands if the Company is unable to pay its debts or if the court is of the opinion that it is just and equitable that our company be wound up.

●	Our Third Amended and Restated Memorandum and Articles of Association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from fraud, willful neglect or default of such directors or officers. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable as a matter of United States law.

●	There are no limitations imposed by our Third Amended and Restated Memorandum and Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

●	Holders of our Class A Ordinary Shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or corporate records except our Third Amended and Restated Memorandum and Articles of Association. However, we will provide our shareholders with annual audited consolidated financial statements.

Anti-takeover Effects

●	Our board of directors is divided into three (3) classes of directors. Directors of each class are chosen for three-year terms upon the expiration of their current terms, and each year one class of directors is elected by the shareholders. The staggered terms of our directors may reduce the possibility of a tender offer or an attempt at a change in control, even though a tender offer or change in control might be in the best interest of our shareholders.

●	As permitted under Cayman Islands law, our Third Amended and Restated Articles of Association do not provide for cumulative voting.

●	A plan of merger or consolidation must be approved by (i) a shareholder resolution of each constituent company by a special resolution (being a 2/3rd majority).

●	When a take-over offer is made and accepted (within four (4) months) by holders of not less than 90% of the shares affected, the offeror may, within a two (2) month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion. If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights.

●	Under Cayman Islands law and our Third Amended and Restated Articles of Association, if at any time the share capital is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may be varied with the consent in writing of the shareholders of at least 50% of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

●	As permitted by Cayman Islands law, our Third Amended and Restated Memorandum and Articles of Association may only be amended with the vote of holders of two-thirds (2/3) of our shares voting at a meeting or the unanimous written resolution of all shareholders.

Listing

Our Class A Ordinary Shares are listed on the Nasdaq Capital Market under the trading symbol “RCON.”

Transfer Agent and Registrar

The transfer agent and registrar for our Class A Ordinary Shares is VStock Transfer, LLC located in 18 Lafayette Place, Woodmere, New York 11598 U.S. Our transfer agent’s phone number is +1 (212) 828-8436.

Item 2. Exhibits.

Exhibit No.	Description of Exhibit
3.1	Third Amended and Restated Articles of Association of Recon Technology, Ltd (incorporated by reference to Exhibit 3.1 to the Company's Form 6-K furnished to the U.S. Securities and Exchange Commission on April 6, 2021).
3.2	Third Amended and Restated Memorandum of Association of Recon Technology, Ltd (incorporated by reference to Exhibit 3.1 to the Company's Form 6-K furnished to the U.S. Securities and Exchange Commission on April 6, 2021).
4.1	Specimen Share Certificate for the Class A Ordinary Shares (incorporated by reference to Exhibit 4.1 to the Company's Form 6-K furnished to the U.S. Securities and Exchange Commission on April 12, 2021).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Recon Technology, Ltd

By:	/s/ Yin Shenping
Yin Shenping
Chief Executive Officer